As filed with the Securities and Exchange Commission on January 29, 2026
1933 Act Registration No. 333-285895
1940 Act Registration No. 811-24065

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-2
[X] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[ ] PRE-EFFECTIVE AMENDMENT NO.
[X] POST-EFFECTIVE AMENDMENT NO. 1
And
[X] REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X] AMENDMENT NO. 3
LINCOLN PARTNERS GROUP ROYALTY FUND
(Exact Name of Registrant as Specified in Charter)
John Morriss, President
1301 South Harrison Street
Fort Wayne, Indiana 46802
(Address of Principal Executive Offices)
Registrant’s Telephone Number, Including Area Code: (260) 455-2000
Paul T. Chryssikos, Esquire
Lincoln Financial
150 N. Radnor-Chester Road
Radnor, PA 19087
(Name and Address of Agent for Service)
Copies of all communications to:
Robert A. Robertson, Esquire Dechert, LLP US Bank Tower 633 West 5th Street, Suite 4900 Los Angeles, CA 90071-2013	Richard Horowitz, Esquire Dechert LLP 1095 Avenue of the Americas New York, New York 10036	Kaitlin McGrath, Esquire Dechert LLP One International Place, 40th Floor Boston, MA 02110
Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.
[ ] Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
[X] Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
[ ] Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
[ ] Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
[ ] Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.
It is proposed that this filing will become effective (check appropriate box)
[ ] when declared effective pursuant to section 8(c) of the Securities Act
If appropriate, check the following box:
[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
[ ] This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

[ ] This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.
[X] This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-285895.
Check each box that appropriately characterizes the Registrant:
[X] Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“1940 Act”)).
[ ] Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the 1940 Act).
[ ] Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the 1940 Act).
[ ] A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
[ ] Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
[ ] Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934).
[ ] If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.
[X] New Registrant (registered or regulated under the 1940 Act for less than 12 calendar months preceding this filing).

LINCOLN PARTNERS GROUP ROYALTY FUND

Explanatory Note

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-285895 and 811-24065) of Lincoln Partners Group Royalty Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

1

Part C - Other Information
Item 25. Financial Statements and Exhibits
(1)
Financial Statements
Part A: None
Part B: Report of Independent Registered Public Accounting Firm, Statement of Assets and Liabilities, Statement of Operations, Statement of Changes in Partner’s Capital, Statement of Cash Flows, Schedule of Investments, Notes to Financial Statements.
(2)
Exhibits:
Defined Terms for Exhibits:
•
Lincoln Financial Investments Corporation (“LFI”)
•
Lincoln Financial Distributors, Inc. (“LFD”)
•
The Lincoln National Life Insurance Company (“Lincoln Life”)
Each of the following exhibits are incorporated by reference herein to the previously filed documents indicated, except as otherwise noted:

(a)
	(1)	Certificate of Formation dated September 13, 2024, previously filed with Form N-2 on March 19, 2025.
	(2)	Certificate of Trust dated May 29, 2025, previously filed with Form N-2/A on September 23, 2025.
	(3)	Agreement and Declaration of Trust dated June 2, 2025, previously filed with Form N-2/A on July 28, 2025.
(b)	By-laws, previously filed with Form N-2/A on July 28, 2025.
(c)	N/A
(d)	Amended and Restated Multiple Class Plan, previously filed with Form N-2/A on July 28, 2025.
(e)	Dividend Reinvestment Plan, previously filed with Form N-2/A on September 23, 2025.
(f)	N/A
(g)
	(1)	Amended and Restated Investment Management Agreement dated August 25, 2025, between Registrant and LFI, previously filed with Form N-2/A on September 23, 2025.
	(2)	Amended and Restated Sub-Advisory Agreement dated August 25, 2025, between LFI and Partners Group (USA) Inc., previously filed with Form N-2/A on September 23, 2025.
(h)
	(1)	Amended and Restated Distribution Services Agreement dated July 1, 2025, between Registrant and LFD, previously filed with Form N-2/A on September 23, 2025.
	(2)	Form of Selling Agreement, previously filed with Form N-2/A on September 23, 2025.
	(3)	Amended and Restated Distribution and Shareholder Services Plan, previously filed with Form N-2/A on September 23, 2025.
	(4)	Principal Underwriting Agreement dated January 29, 2025, between Registrant and LFI, previously filed with Form N-2/A on July 28, 2025.
(i)	N/A
(j)	Custody Agreement dated February 28, 2025, between Registrant and State Street Bank and Trust Company, previously filed with Form N-2/A on July 28, 2025.
(k)
	(1)	Amended and Restated Administration Agreement dated August 1, 2025, between Registrant and Lincoln Life, previously filed with Form N-2/A on July 28, 2025.
	(2)	Administration Agreement dated February 28, 2025, between Registrant and State Street Bank and Trust Company, is filed herewith.
	(3)	Transfer Agency and Service Agreement dated February 28, 2025, between Registrant and State Street Bank and Trust Company, previously filed with Form N-2/A on July 28, 2025.
	(4)	Amended and Restated Expense Limitation Agreement dated August 15, 2025, between Registrant and LFI, previously filed with Form N-2/A on September 23, 2025.

(5) Management Fee Waiver Agreement dated January 9, 2026, between Registrant and LFI, is filed herewith.
(l)	Opinion and Consent of Dechert LLP, previously filed with Form N-2/A on September 23, 2025.
(m)	N/A
(n)	Consent of Independent Registered Public Accounting Firm, previously filed with Form N-2/A on September 23, 2025.
(o)	N/A
(p)	N/A
(q)	N/A
(r)
(1) Code of Ethics of Registrant and the Adviser, previously filed with Form N-2/A on September 23, 2025.
(2) Code of Ethics of the Distributor, previously filed with Form N-2/A on September 23, 2025.
(3) Code of Ethics of Partners Group (USA) Inc. and Partners Group US Management CLO LLC, previously filed with Form N-2/A on July 28, 2025.
(s)	N/A
(t)	(1) Power of Attorney dated January 14, 2025, previously filed with Form N-2 on March 19, 2025.
(2) Power of Attorney dated January 28, 2026, is filed herewith.
(3) Organizational Chart of Lincoln National Life Insurance Company, previously filed with Form N-2/A on September 23, 2025.
(u)	Filing fee table, previously filed with Form N-2/A on September 23, 2025.
Item 26.  Marketing Arrangements
See the Distribution Agreement and Selling Agreement, forms of which will be filed as Exhibit (h)(1) and (h)(2), respectively, to this Registration Statement.
Item 27.  Other Expenses of Issuance and Distribution
The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:
Securities and Exchange Commission Registration Fees	$84,051.90
Blue Sky Fees	$350,000
Legal Fees and Expenses	$750,000
Printing Expenses	$125,000
Miscellaneous	$850,000
Total	$2,159,051.90
Item 28.  Persons Controlled by or Under Common Control with the Registrant
No other person is directly or indirectly controlled by or under common control with the Registrant, except that the Registrant may be deemed to be controlled by the Adviser or the Sub-Adviser, and Lincoln National Life Insurance Company currently owns 100% of the Fund’s outstanding shares. Lincoln National Life Insurance Company's organizational chart is included as Exhibit (t)(3). The Adviser was formed under the laws of the State of Tennessee. Additional information regarding the Adviser is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801- 23411). The Sub-Adviser was formed under the laws of the State of Delaware. Additional information regarding the Sub-Adviser is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-68463).
Item 29.  Number of Holders of Securities
Set forth below is the number of holders of securities of the Registrant as of August 14, 2025:
Title of Class	Number of Record Holders
Shares of Beneficial Interest, Class A	1
Shares of Beneficial Interest, Class D	1
Shares of Beneficial Interest, Class I	1
Shares of Beneficial Interest, Class IS	1

Item 30.  Indemnification
As permitted by Sections 17(h) and 17(i) of the Investment Company Act of 1940 (the “1940 Act”) and pursuant to Article IX, Section 9.1 of the Registrant’s Amended and Restated Agreement and Declaration of Trust (Exhibit 25(a)(3) to the Registration Statement) and Article VI of the Registrant’s Amended and Restated By-Laws (Exhibit 25(b) to the Registration Statement), officers, trustees, employees and agents of the Registrant will not be liable to the Registrant or its shareholders for any act or omission or for neglect or wrongdoing by them or any officer, agent, employee, investment adviser or independent contractor of the Registrant, except for willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, and those individuals may be indemnified against liabilities in connection with the Registrant, subject to the same exceptions. Subject to the standards set forth in the governing instrument of the Registrant, Section 3817 of Title 12, Part V, Chapter 38, of the Delaware Code permits indemnification of trustees or other persons from and against all claims and demands. The Independent Trustees have entered into an Indemnification Agreement with the Registrant which obligates the Registrant to indemnify the Independent Trustees in certain situations and which provides the procedures and presumptions with respect to such indemnification obligations.
Insofar as indemnification for liability arising under the Securities Act of 1933 (the “1933” Act) may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (“SEC) such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.
The Registrant has purchased an insurance policy insuring its officers, trustees and directors against liabilities, and certain costs of defending claims against such officers and directors, to the extent such officers and directors are not found to have committed conduct constituting willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties. The insurance policy will also insure the Registrant against the cost of indemnification payments to officers and trustees under certain circumstances.
Section 9 of the Investment Management Agreement (Exhibit 25(g)(1) to the Registration Statement) limits the liability of Lincoln Financial Investments Corporation (“LFI”) to liabilities arising from willful misfeasance, bad faith, gross negligence or a reckless disregard of the performance of its duties as the Investment Manager to the Registrant. Certain other agreements to which the Registrant is a party also contain indemnification provisions.
The Registrant hereby undertakes that it will apply the indemnification provisions of its By-Laws in a manner consistent with SEC Release No. 11330 so long as the interpretations of Sections 17(h) and 17(i) of the 1940 Act remain in effect and are consistently applied.
Item 31.  Business and Other Connections of Investment Adviser
A description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each managing director, executive officer or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set out in Registrant’s Prospectus in the section entitled “Management of the Fund” and to the section of the Statement of Additional Information captioned “Management of the Fund.” The information required by this Item 31 with respect to each director, officer or partner of the Adviser is incorporated by reference to Form ADV with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended.
The Sub-Adviser serves as the investment sub-advisor to the Registrant and is engaged in the investment advisory business. The information required by this Item 31 with respect to each director, officer or partner of the Sub-Adviser is incorporated by reference to Form ADV with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended.
Item 32.  Location of Accounts and Records
All accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Adviser, LFI, 150 N. Radnor-Chester Road, Radnor, PA 19087 and 1301 South Harrison Street, Fort Wayne, Indiana 46802.
Item 33.  Management Services
Not applicable.

Item 34. Undertakings
(1)
Registrant undertakes to suspend the offering of its Shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.
(2)
Not applicable.
(3)
Registrant undertakes:
(a)
to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:
(1)
to include any prospectus required by Section 10(a)(3) of the Securities Act;
(2)
to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
(3)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
(b)
that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;
(c)
to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
(d)
that, for the purpose of determining liability under the Securities Act to any purchaser:
(1)
not applicable;
(2)
if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and
(e)
that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:
The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(1)
any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;
(2)
free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;
(3)
the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(4)
any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
(4)
Not Applicable.

(5)
Not Applicable.
(6)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(7)
The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURE PAGE
Pursuant to the requirements of the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the city of Fort Wayne, and State of Indiana, on this 29th day of January, 2026.
LINCOLN PARTNERS GROUP ROYALTY FUND
By: /s/Gordon Huellmantel Gordon Huellmantel Senior Vice President
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated above.
Signature		Title
By:	/s/John Morriss** John Morriss	Chair of the Board of Trustees and President (Principal Executive Officer)
By:	/s/James Hoffmayer James Hoffmayer	Chief Accounting Officer and Treasurer (Principal Accounting Officer and Principal Financial Officer)
/s/Thomas A. Leonard* Thomas A. Leonard		Trustee
/s/Joseph P. LaRocque* Joseph P. LaRocque		Trustee
/s/Thomas P. Sholes* Thomas P. Sholes		Trustee
By:	/s/ James Hoffmayer James Hoffmayer	Attorney-in-Fact
* Pursuant to a Power of Attorney dated January 14, 2025, previously filed with the Trust’s Registration Statement on Form N-2 on March 19, 2025.
** Pursuant to a Power of Attorney dated January 28, 2026, is filed herewith.